SO 3/16/04

04004892

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2004
WASH. D.C. 181

SEC FILE NUMBER
8-47492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Alpha Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
110 East 59th Street
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas G. Siekierski **(212) 702-0620**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

February 26, 2004

OATH OR AFFIRMATION

STATE OF NEW YORK
COUNTY OF NEW YORK

I, Douglas G. Siekierski, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Alpha Securities Corp. (the "Company") as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.

Douglas G. Siekierski
Chief Operating Officer

Notary Public

Subscribed and sworn to before me this 26th day of February, 2004.

LISA ROSEN
Notary Public, State of New York
No. 01RO5060287
Qualified in New York County
Commission Expires May 20, ~~19~~ 2006

Alpha Securities Corp.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 316,635
Receivable from affiliates	806,282
Placement fees receivable	31,703
Other assets	2,513
Total assets	$ 1,157,133
Liabilities and shareholder's equity	
Agent fees and placement fee rebates payable	$ 202,562
Accounts payable and accrued expenses	27,800
Taxes payable	51,251
Total liabilities	281,613
Shareholder's equity:	
Common stock, no par value; 200 shares authorized, issued and outstanding	60,000
Additional paid-in capital	801,159
Retained earnings	14,361
Total shareholder's equity	875,520
Total liabilities and shareholder's equity	$ 1,157,133

See accompanying notes.